Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

December 6, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. James E. O’Connor, Esquire

Re:           Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Mr. O’Connor:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Bond Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on November 8, 2012, with regard to Post-Effective Amendment No. 134 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2012, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary: Fees and Expenses

1.
Comment:  Footnote 2 to the Fees and Expenses Table states that “[t]he expense limitation agreement may be changed or eliminated at any time but only with the consent of the Board of Trustees of the Trust.”  Please inform us whether the Board has any expectation that it may consent to changing or eliminating the agreement during the one-year period following the effective date of the registration statement.

Response:  At this time, the Registrant does not anticipate any changes to (including elimination of) the agreement and is not aware of any Board plans to change or eliminate the agreement during the one-year period following the effective date of the registration statement.

Fund Summary: Principal Investment Strategies

2.
Comment:  Because the Fund does not have a formal policy to not leverage, please add the phrase “plus the amount of any borrowings for investment purposes” after the phrase “80% of its net assets” in the first sentence.  See Rule 35d-1(d)(2).

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

3.
Comment:  In addition to junk bonds, which are fixed rate securities, subsequent disclosure indicates that the Fund will invest in variable rate securities, commonly referred to as “bank” or “leveraged syndicated” loans.  Please add a reference to them, if such investments are a principal investment strategy.

Response:   Variable-rate securities include securities other than bank loans and leveraged syndicated loans.  Many variable-rate securities also are investment grade. The Fund’s principal investments in variable rate securities do not include leveraged syndicated loans or bank loans.  Additionally, the Registrant does not consider variable rate securities to be a distinct class of securities, but rather believes that a variable rate is merely a characteristic of certain securities already identified.  As such, the summary prospectus does not describe investment in variable rate securities as a principal strategy.

U.S. Securities and Exchange Commission

Fund Summary: Principal Risks

4.
Comment:  In the “Mortgage-Backed Securities Risk” section, please clarify how the fund gets “exposure” to subprime loans.  Please also clarify whether the Fund’s investments in subprime loans may be included in the 80% investment grade basket.  Does this statement refer to investments in investment grade pass-through mortgage bonds with pro rata exposure to whatever percentage of subprime loans may be in the pool?  Would the Fund invest in a securitization of subprime mortgages?  Disclose how the Fund would classify an investment in a tranche of a subprime mortgage pool that was rated investment grade by virtue of credit enhancements.  Please disclose the Fund’s current exposure to subprime mortgages.

Response:  The Fund considers a mortgage-backed security to be eligible to be included in the Fund’s 80% basket if it has been rated as investment grade, regardless of the reason why it has received an investment grade rating.  Therefore, if a rating agency determines that a credit enhancement warrants an investment grade rating on a pool of otherwise subprime mortgages, the Fund will consider such security to be investment grade.  Of course, as is already disclosed in the prospectus, the Fund may invest up to 20% of its assets in securities, including mortgage-backed securities, that are rated below investment grade. The Registrant believes that the Fund’s potential investments in investment grade pass-through mortgage bonds would not warrant any additional prospectus disclosure, as the current disclosure of the Fund’s ability to invest in investment grade and below investment grade securities is sufficient. With respect to the Fund’s current exposure to subprime mortgages, the Registrant respectfully declines to accept this comment, as such disclosure is not required by Form N-1A, and the Registrant does not believe that it would be appropriate or practical to specify the current or anticipated percentage of Fund assets allocated to subprime mortgages, as it is not a principal investment strategy of the Fund to invest in subprime mortgages.

5.	Comment: Please revise the last sentence of the “Mortgage-Backed Securities Risk” section as follows:

Subprime loans, which are loans made to borrowers with weakened credit histories, have had significantly higher default rates than loans that meet government underwriting requirements.

Response:  The Registrant respectfully declines to make the requested change, as the Registrant wishes to avoid the inclusion of conclusory statements in the Fund’s prospectus, in compliance with the Securities Act of 1933.  Additionally, the Registrant does not believe that the requested change would better inform an investor of the risks of investing in the Fund.

U.S. Securities and Exchange Commission

6.
Comment:  Regarding the section “High-Yield Bond Risk,” subsequent disclosure indicates that the Fund may invest in variable rate loans (or as they are commonly called, “bank” or “leveraged syndicated” loans).  If such investments are a principal investment strategy, please describe their risks.

Response:  The Registrant respectfully declines to make the requested change, as variable-rate securities include securities other than bank loans and leveraged syndicated loans, and also include investment grade securities.  Additionally, the Registrant does not disclose variable rate loans as a principal strategy of the Fund because the Registrant does not consider variable rate securities to be a distinct class of securities, but rather believes that a variable rate is merely a characteristic of certain securities already identified.

7.	Comment: Please revise the last sentence of this section as follows:

If the value of the Fund’s investments goes down, you will lose money.

Response:  The Registrant respectfully declines to make any changes.  Item 4(b)(1)(i) of Form N-1A requires a summary of the principal risks of investing in the Fund and also disclosure that loss of money is a risk of investing in the Fund, in that order.  Item 4(b)(i) does not require that the Registrant use the specific words suggested in the comment.

Fund Summary: Performance

8.	Comment: Put the second paragraph after the “Annual Total Returns – Institutional Service Class Shares” table in a footnote. See Instruction 3(b) to Item 4(b)(2) of Form N-1A.

Response:  The Registrant respectfully declines to make the requested change, as the Registrant has previously received SEC comments, and been informed on industry conference calls with the SEC Staff, that placement of such disclosure in a footnote is inappropriate.

9.	Comment: In the last row of the “Average Annual Total Returns” table, after “The Index does not pay sales charges, fees, or expenses,” we suggest adding “taxes.”

Response:  The Registrant has made the requested change.

U.S. Securities and Exchange Commission

How the Fund Invests: Principal Investment Strategies

10.	Comment: Add the phrase “plus the amount of any borrowings for investment purposes” after the phrase “80% of its net assets” in the first sentence.

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

11.	Comment: Disclose the percentage of the Fund’s assets that are currently invested in foreign securities.

Response:  The Registrant respectfully declines to accept this comment, as such disclosure is not required by Form N-1A, and the Registrant does not believe that it would be appropriate or practical to specify the current or anticipated percentage of Fund assets allocated to foreign securities.

12.
Comment:  The last two sentences of the first paragraph need to be clarified.  Bonds, including junk bonds, pay a fixed rate of interest.  Subsequent disclosure indicates that the Fund will invest in leveraged or bank loans, which pay variable rates of interest.  Please revise the disclosure to state that the Fund will invest in fixed rate junk bonds and variable rate leveraged syndicated or bank loans, both of which are rated below investment grade.

Response:  The Registrant respectfully declines to make the requested change.  As noted in response to Comment 6, variable-rate securities include securities other than bank loans and leveraged syndicated loans, and also include investment grade securities.  As disclosed in the prospectus, the Fund may invest up to 20% of its net assets in securities that are not fixed-income securities and/or are not investment grade securities.  The Registrant therefore believes that the referenced sentences accurately reflect the Fund’s investments outside of its 80% policy.

13.	Comment: In the last sentence of the second paragraph, disclose the Fund’s current target duration.

Response:  The Fund’s current target duration, as disclosed in the first sentence of the referenced paragraph 3, is three to seven years.

14.	Comment: In the “Key Terms” box, under “Investment Grade,” please disclose the percentages of the Fund’s assets that are invested in each of the four investment grades.

U.S. Securities and Exchange Commission

Response: The Registrant respectfully declines to accept this comment, as such disclosure is not required by Form N-1A. Additionally, the Registrant believes that such disclosure would not be meaningful to investors, and, as allocation among the four investment grades could fluctuate, could potentially be misleading.

15.
Comment:  In the “Key Terms” box, under “High-Yield Bonds,” we note that subsequent disclosure indicates that the fund may invest in variable rate loans (or as they are commonly called, “bank” or “leveraged” loans).  If such investments are a principal investment strategy, please describe the risks.

Response: As noted in response to Comment 6, variable-rate securities include securities other than bank loans and leveraged syndicated loans, and also include investment grade securities.  Additionally, the risks of floating- and variable-rate securities are described on page 8 of the prospectus, as part of the Fund’s interest rate risk disclosure.

16.
Comment:  In the “Key Terms” box, under “Duration,” please also provide an illustration of duration risk (e.g., if rates go up by one percentage point, the price of a bond with a duration of seven years will move down by seven percent).

Response:  The Registrant has not revised the definition of “Duration” in the “Key Terms” box, but has revised the “Interest rate risk” section on page 8 of the Prospectus to include the following illustration of duration risk:

Duration – the duration of a fixed-income security estimates how much its price is affected by interest rate changes.  For example, a duration of five years means the price of a fixed-income security will change approximately 5% for every 1% change in its yield. Thus, the higher a security’s duration, the more volatile the security.

How the Fund Invests: Principal Risks

17.	Comment: In the “Credit Risk” section, please revise the penultimate sentence as follows:

High-yield bonds and leveraged or bank loans, which are rated below investment grade, are generally more exposed to credit risk than investment grade securities.

Response:  The Registrant respectfully declines to make the requested change. Leveraged or bank loans are not a principal strategy of the Fund, and the Fund’s investment in variable-rate securities may include investment grade or below investment grade securities.

U.S. Securities and Exchange Commission

18.
Comment:  In the “Interest Rate Risk” section, the third paragraph mentions “Floating- and Variable-Rate Securities.”  Such securities, particularly in the fund context, are commonly referred to as “leveraged syndicated” or “bank” loans.  Please include these terms in this discussion.

Response:  The Registrant respectfully declines to make the requested change, as floating-and variable-rate securities may include securities other than leveraged syndicated loans or bank loans, and leveraged syndicated or bank loans are not a principal strategy of the Fund.

Investing with Nationwide Funds: Distribution and Services Fees

19.	Comment: Please revise the first sentence of this section as follows:

The Board has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940.

Response:  The Registrant respectfully declines to make the requested change. The Board approved the adoption of the Fund’s Distribution Plan, but the Fund, rather than the Board, is a party to the plan.  As such, the Fund has adopted the Plan.

Investing with Nationwide Funds: Administrative Services Fees

20.
Comment:  This section states that the administrative fees for Class A, Institutional Service Class and Class R2 shares were 0.05%, 0.04% and 0.15%, respectively.  Confirm to us that these fees appear in the fee table.

Response:  The Registrant confirms that the administrative fees as listed are reflected in the fee table.

Investing with Nationwide Funds: Share Price

21.	Comment: In the second paragraph of this section, after the phrase “is received by the Fund or its agent,” add the phrase “or authorized intermediary.”

Response:  The Registrant has made the requested change.

U.S. Securities and Exchange Commission

Statement of Additional Information

Additional Information on Portfolio Instruments, Strategies and Investment Policies: The Fixed-Income Funds

22.	Comment: In the last paragraph of the “Bank and Corporate Loans” section, disclose the Fund’s policy for determining whether a leveraged loan is liquid or illiquid.

Response:  The Fund would determine the liquidity of a leveraged loan using its general liquidity policies, which are applied to any security that could be deemed illiquid.  The Registrant does not have a separate policy for determining the liquidity of a leveraged loan, and therefore the Registrant does not believe that additional disclosure is warranted.

23.
Comment:  In the “Debt Obligations” section, under “Duration,” we note that such securities, particularly in the fund context, are commonly referred to as “leveraged syndicated” or “bank” loans.  Please include these terms in this discussion.

Response: The Registrant respectfully declines to make the requested change.  In this context, “Debt Obligations” refers to any kind of bond or fixed-income security in general, and is not specific to private loans.

24.
Comment:  In the second paragraph under “Floating and Variable Rate Securities,” you mention an instrument’s marketability.  Does a deterioration of the credit quality of the loan or bond issuer affect the Board’s determination of marketability?  Please clarify.

Response:  No, a deterioration of the credit quality of the loan or bond issuer does not affect whether a demand instrument is deemed marketable.  As disclosed, the Fund treats a demand instrument as marketable if it is traded in a secondary market, or, if it is not traded in a secondary market, if the demand feature has a notice period of seven days or fewer.

25.
Comment:  In the third paragraph under “Floating and Variable Rate Securities,” you state, “A Fund will limit its purchases of floating and variable rate obligations to those of the same quality as it is otherwise allowed to purchase.”  What does this statement mean?  The Fund is permitted to invest up to 20% of its assets in junk bonds, apparently with no minimum rating.  Is there a minimum rating for the Fund’s junk bond and bank loan investments?

U.S. Securities and Exchange Commission

Response:  No, there is no minimum rating for those securities that fall outside of the Fund’s policy to invest 80% of its net assets in investment grade fixed-income securities.  If the Fund is investing in below investment grade floating and variable rate obligations, such investments will be limited by the Fund’s 80% policy to a maximum of 20% of the Fund’s net assets.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire